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March 14, 2014

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0404

Attention: Tom Kluck, Legal Branch Chief

Re: City Office REIT, Inc.

Confidential Draft Registration Statement on Form S-11

Originally Submitted December 6, 2013

Registration Statement on Form S-11

Filed January 7, 2014

CIK No. 0001593222

Dear Mr. Kluck:

On behalf of City Office REIT, Inc. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 5 (“Amendment No. 5”) to the Company’s registration statement on Form S-11 for the proposed initial public offering of its common stock (the “Registration Statement”), which was originally submitted to the staff of the Commission (the “Staff”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) on December 6, 2013, initially filed with the Commission on January 7, 2014, and subsequently amended on January 10, 2014, January 21, 2014, February 18, 2014 (“Amendment No. 3”) and March 7, 2014 (“Amendment No. 4”). Amendment No. 5 is being filed with the Commission in response to comments received from the Staff contained in your letter dated March 7, 2014 (the “Comment Letter”) in connection with Amendment No. 3. For convenience of reference, we have recited the Staff’s comments in the Comment Letter in bold face type and have followed each comment with the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in Amendment No. 5. Page references included in the Company’s responses are to those contained in Amendment No. 5. We have also enclosed with the copy of this letter that is being transmitted via overnight courier hardcopies of Amendment No. 5, including copies marked to show changes from Amendment No. 4 and Amendment No. 3.

ABU DHABI | BEIJING | BRUSSELS | FRANKFURT | HONG KONG | LONDON | MILAN | NEW YORK | PALO ALTO PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Prospectus Summary, page 1

Formation Transactions, page 6

1.	We note your disclosure that the parties retaining the remaining interests in AmberGlen will not receive any common units, common stock or cash from you. We also note that you will dispose of an additional 9% interest in AmberGlen as part of the formation transaction. Please tell us if the entity that receives this 9% interest will receive common units, common stock or cash from you.

Response: The Company advises the Staff that Gibralt and GCC Amberglen will transfer a 9% interest in the AmberGlen property to a noncontrolling interest owner of the AmberGlen property and $1.675 million in cash to another noncontrolling interest owner of the AmberGlen property. The effect of these two transactions is to eliminate any additional incremental economic participation rights held by the noncontrolling interest owners. After these two transactions are completed, the noncontrolling interest owner will have a fixed 24% economic interest in the AmberGlen property going forward with Gibralt and GCC Amberglen owning the remaining 76% economic interest. During the formation transactions, Gibralt and GCC Amberglen will contribute their combined 76% economic interest in the AmberGlen property to the operating partnership for cash and common units. The owner receiving the 9% interest and the owner receiving the cash will not receive common units, common stock or cash from the operating partnership or the Company as the owners are not contributing any of their interests to the operating partnership or the Company.

Structure and Formation of Our Company, page 44

Formation Transactions, page 44

2.	We note your response to our prior comment four and your revisions to your filing.

Please further revise the first and second bullet points on page 45 and the third paragraph on page F-2 to disclose more detail of the contribution agreements with Second City and Second City GP and with Gibralt and GCC Amberglen. Specifically, please disclose (1) interest acquired (2) interest disposed and (3) participation interests eliminated. Further, please tell us if adjustment F represents your accounting for the entire contribution agreement with Gibralt U.S., Inc and GCC Amberglen Investments LP. To the extent it does, please explicitly disclose this information in your adjustment F.

Response: The Company revised its disclosure on pages 46, 124, 125 and F-2 to reflect the percentage of common stock or common units of the total number of shares of common stock outstanding on a fully diluted basis upon completion of this offering that the Second City Group will receive pursuant to the terms of their respective contribution agreement.

The Company also respectfully advises the Staff that the Second City Group will, prior to the Second City Group contributing their interest in the Property Ownership Entities to the Company and the operating partnership, fund the acquisition of noncontrolling interests and the elimination of certain noncontrolling interests’ economic participation interest as follows: (a) acquisition of 10.1% minority interest at the Washington Group Plaza property; (b) elimination of noncontrolling interests’ economic participation interest at the Central Fairwinds, Corporate Parkway and Amber Glen properties; and (c)

acquisition of 5% minority interest and the elimination of minority interests’ economic participation at the City Center property. These transactions are not material to investors because they will not affect the Second City Group’s contribution of interest to the Company and the operating partnership. Moreover, the pro forma financials presented in the Registration Statement are based on the interests that the Company and the operating partnership expect to acquire in the formation transactions from the Second City Group.

Capitalization, page 52

3.	The middle column on page 52 and the related column on page F-4 do not appear to reflect the $6 million equity adjustment consistently. Please revise or advise. Additionally, please ensure the columns are clerically accurate.

Response: The Company revised the “Pro Forma Formation Transactions” column in the Capitalization table on page 54 and the “Pro Forma Before Offering” column in the City Office REIT, Inc. Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2013 table in the pro forma consolidated financial statements on page F-4 to reflect the appropriate equity adjustments.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

Notes and Management’s Assumptions to Unaudited Pro Forma Consolidated Financial Statements, page F-7

4.	We note your adjustment B. It appears that you paid $50 million for a 57.7% interest in Cherry Creek and that you determined that Cherry Creek has a fair value of $59.5 million. We note you recorded a $4.5 million investment for your 42.3% equity method investment in Cherry Creek prior to this acquisition. Please tell us the amount of the acquisition date fair value of your 42.3% equity investment. To the extent this fair value exceeded your book value of the equity method investment, please tell us how you determined it was not necessary to record an adjustment to retained earnings for the excess and disclose the amount of the gain that you will record in the period of acquisition. We note you have recorded an adjustment to equity for $6.5 million, please tell us and revise your filing to disclose if this adjustment represents this gain. To the extent this $6.5 million represents the entire gain, please tell us how you were able to determine the acquisition date fair value of the 42.3% equity method investment was $11 million. To the extent that the acquisition date fair value of the 42.3% equity method investment exceeded $11 million, please tell us how you determined it was not necessary to record goodwill for the excess. Please refer to ASC 805-10.

Response: The Company revised Adjustment B to Note 1 – Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2013 to the pro forma consolidated financial statements on page F-6 to disclose the acquisition date fair value of the Company’s 42.3% equity investment, including how it was determined, and the calculation of the related gain reflected in equity.

5.	We note your adjustment C. It appears that you have presented the $6 million item as an adjustment to both predecessor equity and noncontrolling interest in properties on page F-4. Please revise to present this adjustment in only one place. Additionally, please adjust the column titled Pro Forma Before Offering to reflect the appropriate totals.

Response: The Company revised Adjustment C to Note 1 – Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2013 to the pro forma consolidated financial statements on page F-6 to present the $6 million item as an adjustment to the Predecessor only and adjusted the “Pro Forma Before Offering” column in the City Office REIT, Inc. Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2013 table in the pro forma consolidated financial statements on page F-4 to reflect the appropriate amounts.

6.	We note your adjustment F. Please tell us and revise your filing to disclose how you determined the allocation of the $10 million between stockholder’s equity and non-controlling interest in OP.

Response: The Company revised Adjustment H to Note 1 – Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2013 to the pro forma consolidated financial statements on page F-8 to reflect the $10 million cash payment from the operating partnership as a distribution to Gibralt and GCC Amberglen in connection with their contribution of their interest in the Amberglen property to the operating partnership in Amendment No. 4. The distribution has reduced the noncontrolling interest in the operating partnership. In Amendment No. 3, this payment was incorrectly reflected as a payment at the Company level.

7.	We note your adjustment F. We note that your interest in AmberGlen decreased from 85% to 76%. In light of this decrease, please tell us why AmberGlen’s non-controlling interest in properties decreased.

Response: The Company advises the Staff that as described in Adjustment F to Note 1 – Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2013 to the pro forma consolidated financial statements on page F-7, Gibralt’s and GCC Amberglen’s interest in the AmberGlen property decreased from 85% to 76%. The noncontrolling interest share of the property will increase to 24%. However, the AmberGlen property is in a deficit position. Accordingly, the noncontrolling interest balance now reflects a larger share of the deficit. Adjustment F effectively allocates an additional 9% of the deficit to the noncontrolling interest in the property.

The Company also advises the Staff that under the terms of the limited partnership agreement with the noncontrolling interest owner, the noncontrolling interest owner has an entitlement to a higher economic participation than its ownership percentage upon the occurrence of specific financial targets being achieved. The noncontrolling interest owner’s entitlements to this higher economic participation will be eliminated and set at 24% with Gibralt and GCC AmberGlen owning 76%. This transaction is described above in our response to comment 1. In the formation transaction, Gibralt and GCC Amberglen will contribute their combined 76% interest in the AmberGlen property to the operating partnership for cash and common stock.

8.	We note your adjustment G, footnote (3). It appears that the $73.8 million will also go to repay a mortgage loan secured by AmberGlen. Please revise or advise.

Response: The Company updated the table in Adjustment G to Note 1 – Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2013 to the pro forma consolidated financial statements on page F-8 to show that the New Mortgage Loan will be used to repay the $51 million mortgage loan securing the City Center, Central Fairwinds and Corporate Parkway properties and the $50 million mortgage loan securing the Cherry Creek property.

9.	We note your adjustment G and your $184,290 adjustment to other liabilities. Please tell us and revise your filing to disclose the nature of this adjustment.

Response: The Company removed the $184,290 adjustment from the “Debt Transaction” column in the City Office REIT, Inc. Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2013 table in the pro forma consolidated financial statements on page F-4.

10.	We note your adjustment DD. Please tell us if this adjustment reflects the amortization related to the lease intangible assets in your adjustment B.

Response: The Company advises the Staff that it revised Adjustment DD in the City Office REIT, Inc. Unaudited Pro Forma Consolidated Statement of Operations as of December 31, 2013 on pages F-8 and F-9 to reflect the depreciation and amortization based on the preliminary purchase price allocation included in Adjustment B to Note 1 – Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2013 to the pro forma consolidated financial statements on page F-6.

11.	We note your adjustment EE. Please provide us with the detail of your advisory fee calculation.

Response: The Company advises the Staff that as disclosed on pages 9, 118, 127 and F-9 the advisory fee is equal to 1/12 of the sum of:

(I)	0.5% multiplied by the value (at the initial public offering price) of common units and the Company’s common stock that the Second City Group will receive in connection with the formation transactions in exchange for their contributed properties; and

(II)	1% multiplied by the sum of (i) the net proceeds of this offering less the write off of financing costs less distributions to City Office Predecessor members for certain transaction costs plus (ii) the difference, if any, between (A) the Company’s stockholders’ equity and non-controlling interest in the operating partnership as of the calculation date plus accumulated depreciation as of the calculation date less the accumulated depreciation as of the date immediately following completion of this offering and (B) the Company’s stockholders’ equity and noncontrolling interest in the operating partnership immediately following completion of this offering and the formation transactions.

Adjustment EE was calculated using the above formula and the following assumptions:

Part I
Value of common units and common stock received by the Second City Group in exchange for their contributed properties	$85,078,410
Part II
Subpart (i)
Net proceeds of the offering	$89,410,036
Write off of financing costs	$1,368,277
Distribution to predecessor members	$2,268,195
Subpart (ii)	Not applicable for pro forma calculation

12.	We note your adjustment HH. Please revise to disclose the amount of interest expense that is related to the mortgage debt to be repaid. Also, please revise to disclose the interest expense and the interest rate assumed for each additional new loan. Further, please disclose the amount of amortization of financing costs.

Response: The Company revised Adjustment HH to Note 2 – Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations for the Year Ended December 31, 2013 to the pro forma consolidated financial statements on pages F-9 and F-10 to disclose the amount of interest expense relating to the mortgage debt to be repaid, the interest expense and the assumed interest rate for the New Mortgage Loan and the amount of amortization of financing costs.

13.	We note your adjustment HH. Please separately disclose the amount of the loss you will incur in the period you repay the mortgage loans.

Response: The Company revised Adjustment HH to Note 2 – Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations for the Year Ended December 31, 2013 to the pro forma consolidated financial statements on pages F-9 and F-10 to disclose the loss that the Company will incur as a result of the repayment of mortgage loans, specifically as it relates to the write-off of deferred financing costs and prepayment fees.

14.	We note your adjustment HH and your table on page 67. It appears the interest rate on your new loans could vary from the rates you have assumed in the pro forma adjustment. If actual interest rates in the transaction can vary from those depicted, please disclose the effect on income of a 1/8% variance in interest rates.

Response: The Company advises the Staff that the New Mortgage Loan will be fixed at a 4.34% interest rate and Adjustment HH to Note 2 – Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations for the Year Ended December 31, 2013 to the pro forma consolidated financial statements on pages F-9 and F-10 reflects the updated interest rate.

*  *  *  *

We thank you for your prompt attention to this filing. We hope the foregoing answers are responsive to your comments. If you have any questions, please feel free to contact me at (212) 848-7325. We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience.

Respectfully yours,

/s/ Stephen T. Giove

Stephen T. Giove

Enclosures

cc:	Folake Ayoola, U.S. Securities and Exchange Commission

Jennifer Monick, U.S. Securities and Exchange Commission

Kevin Woody, U.S. Securities and Exchange Commission

Anthony Maretic, City Office REIT, Inc.

James Farrar, City Office REIT, Inc.